AMERICAN BONANZA GOLD CORP.

Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2013

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Corporation have been prepared by management and approved by the Audit Committee and the Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In Canadian Dollars)
(Unaudited – Prepared by Management)	March 31,	December 31,
	2013	2012
	$	$

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	92,570	1,384,014
Restricted cash (note 4)	816,000	-
Trade and other receivables (note 5)	297,911	581,802
Prepaid expenses	206,381	126,974
Inventory (note 6)	746,781	1,689,192
Other assets	5,648	8,581
	2,165,291	3,790,563

NON-CURRENT ASSETS:
Mineral properties, plant and equipment (note 7)	74,907,876	70,291,285
Reclamation bond (note 4)	20,500	20,074
	74,928,376	70,311,359

TOTAL ASSETS	77,093,667	74,101,922

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	4,844,588	4,933,564
Derivative and gold loan instruments (note 8)	5,833,727	6,168,473
Short term loan (note 9)	3,539,058	1,884,530
	14,217,373	12,986,567

NON-CURRENT LIABILITIES:
Reclamation and site restoration	1,517,642	1,530,978
	15,735,015	14,517,545

SHAREHOLDERS’ EQUITY
Share capital	93,094,224	92,361,058
Other equity reserve	9,253,723	9,535,594
Accumulated other comprehensive (loss) income	192,424	(1,247,948)
Deficit	(41,181,719)	(41,064,327)
	61,358,652	59,584,377

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	77,093,667	74,101,922

NATURE OF OPERATIONS AND GOING CONCERN (note 1)
SUBSEQUENT EVENTS (note 15)

APPROVED ON MAY 13, 2013 ON BEHALF OF THE BOARD:

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three months ended March 31, 2013 and 2012	2013	2012
	$	$

EXPENSES (INCOME):
Finance costs (note 8c)	(323,571)	502,982
Management fees, consulting and salaries	232,529	160,644
Loss on investments and derivative asset	2,933	27,452
Investor relations	61,544	78,388
Exploration	47,505	96,503
Business development	36,545	35,802
Legal and accounting	34,430	4,317
Office and administration	39,470	27,915
Insurance	7,529	16,294
Foreign exchange (gain) / loss	(24,106)	7,247
Amortization	2,584	712
Gain on mineral property disposal	-	(439,883)

LOSS FOR THE PERIOD	(117,392)	(518,373)

OTHER COMPREHENSIVE INCOME / (LOSS):
Unrealized loss on available-for-sale marketable securities, net of tax	-	(71,250)
Currency translation adjustments	1,440,372	(1,102,225)

TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)	1,440,372	(1,173,475)

COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD	1,322,980	(1,691,848)

LOSS PER COMMON SHARE
Basic and diluted	(0.00)	(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES	233,526,537	182,696,981

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three months ended March 31, 2013 and 2012	2013	2012
	$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the year	(117,392)	(518,373)
Items not affecting cash:
Loss on investments and derivative asset	2,933	27,452
Amortization	2,584	712
Accretion of reclamation and site restoration (note 8c)	6,270	6,322
Interest expense / (income) (note 8c)	-	3,650
Gain on derivative liability and gold loan instruments (note 8b)	(334,746)	(185,802)
Non-cash financing costs	-	344,080
Gain on sale of properties	-	(439,883)
Unrealized foreign exchange loss	(24,106)	7,247
	(464,457)	(754,595)

Changes in non-cash operating accounts:
Inventory	971,111	54,656
Amounts receivable	558,305	(836,213)
Prepaid expenses	(77,078)	168,205
Reclamation and site restoration	(51,751)	(25,065)
Accounts payable and accrued liabilities	(111,326)	(1,018,551)
Interest received	-	(3,650)
	824,804	(2,415,213)
INVESTING ACTIVITIES
Purchase of mineral properties, plant and equipment and
capitalized production costs	(7,399,345)	(5,774,996)
Proceeds on commissioning sales	4,106,441	1,367,382
Expenditures on Copperstone royalty	(140,219)	-
	(3,433,123)	(4,407,614)

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	451,294	635,250
Short term loan (note 9)	1,654,528	-
Promissory note (note 8)	-	5,995,200
Trust account for surety bond (note 4)	(816,000)	-
	1,289,822	6,630,450

Effect of exchange rates on cash and cash equivalents	27,053	(7,247)

INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,291,444)	(199,624)

CASH AND CASH EQUIVALENTS, beginning of the period	1,384,014	1,822,511

CASH AND CASH EQUIVALENTS, end of the period	92,570	1,622,887
Supplemental cash flow information (note 13)

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three months ended March 31, 2013 and 2012

				Accumulated
			Other	Other
	Share Capital		Equity	Comprehensive
	Shares	Amount	Reserve	Income (Loss)	Deficit	Total
		$	$	$	$	$
Balance, January 1, 2012	198,549,355	85,411,531	9,750,370	13,373	(37,870,950)	57,304,324
Exercise of warrants	1,645,000	635,250	-	-	-	635,250
Reclass warrants exercised	-	159,600	(159,600)	-	-	-
Other comprehensive loss	-	-	-	(1,173,475)	-	(1,173,475)
Loss for the period	-	-	-	-	(518,373)	(518,373)
Balance, March 31, 2012	200,194,355	86,206,381	9,590,770	(1,160,102)	(38,389,323)	56,247,726

Balance, January 1, 2013	231,887,919	92,361,058	9,535,594	(1,247,948)	(41,064,327)	59,584,377
Exercise of options (note 10)	2,508,192	451,295	-	-	-	451,295
Reclass option exercised	-	281,871	(281,871)	-	-	-
Other comprehensive income	-	-	-	1,440,372	-	1,440,372
Loss for the period	-	-	-	-	(117,392)	(117,392)
Balance, March 31, 2013	234,396,111	93,094,224	9,253,723	192,424	(41,181,719)	61,358,652

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2013 and December 31, 2012

1.	NATURE OF OPERATIONS AND GOING CONCERN

American Bonanza Gold Corp. (the “Corporation”) was incorporated in British Columbia on December 10, 2004. The Corporation is domiciled in Vancouver, Canada. The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation, with the exception of Copperstone property (note 7) has not yet determined whether its other exploration mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties, obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

These financial statements have been prepared by management on a going-concern basis, which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. As at March 31, 2013, the Corporation had cash and cash equivalents of $92,570 and a working capital deficiency of $12,868,082.

The ability of the Corporation to continue as a going concern is dependent on its ability to achieve profitable operations. The Corporation is currently transitioning from commissioning stage to commercial production and will require additional financing to carry out its near-term operating plans, achieve the required profitability and to meet its obligations under its loan agreements (refer to note 15 – subsequent events). These conditions indicate the existence of a material uncertainty that cast significant doubt about the Corporation’s ability to continue as a going concern. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of gold prepayment facilities, short term loans and private placements in 2012 and 2013. The Corporation also has evidence of its ability to produce saleable gold concentrates with commissioning sales of $4,362,911 during the period ended March 31, 2013. The Corporation has also committed to offer 5,001 ounces of future gold production for principal repayments under gold loans beginning April through November 2013 as described in note 8 and was subsequently amended to a commitment of 7,819 ounces of future gold production beginning September 1, 2013 (refer to note 15 – subsequent events). Future levels of sales revenues must reach levels that exceed operating costs over a sustained period in order to demonstrate profitability. These required sales levels have not yet been achieved, although progress is being made towards this objective. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the Corporation’s December 31, 2012 consolidated financial statements.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CAD”).

3.	RECENT ACCOUNTING PRONOUNCEMENTS

The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013. These standards include the following:

	º	IFRS 10 – Consolidated Financial Statements
	º	IFRS 12 – Disclosure of Interests in Other Entities
	º	IFRS 13 – Fair Value Measurement
	º	IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2013 and December 31, 2012

3.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

The Corporation assessed the impact of the above standards and noted that there was no impact of IFRS 10, 12 and IFRIC 20 on the Corporation’s financial statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013.

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

In December 2011, the IASB amended IFRS 9, Financial Instruments, which is effective for periods beginning on or after January 1, 2015. These revised accounting standards has not yet been adopted by American Bonanza, and the Corporation has not yet completed the process of assessing the impact that it will have on its financial statements, or whether to early adopt any of the new requirements.

4.	RESTRICTED CASH

The Corporation was required to place a reclamation bond with the US Bureau of Land Management for $1,643,800 for the Copperstone project. During 2012, $1,618,468 (US$1,632,049) of the reclamation bond was recovered and replaced by a surety bond of an insurance company. Pursuant to the term of the surety bond, the Corporation provided a cash collateral of $816,000 which will be held with the Bank of New York in the name of the Corporation.

The remaining $20,500 of the reclamation bond is still held by the US Bureau of Land Management relating to the Copperstone project as at March 31, 2013.

5.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2013	2012
	$	$
Trade accounts receivable – concentrate sales	266,860	548,586
Goods and services and harmonized sales tax	8,083	31,095
Related party receivable (note 11)	22,968	2,121
	297,911	581,802

6.	INVENTORY

	March 31,	December 31,
	2013	2012
	$	$
Product inventory – ore and concentrate	479,086	1,402,659
Inventory supplies	267,695	286,533
	746,781	1,689,192

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2013 and December 31, 2012

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral	Property, Plant
	Properties	and Equipment	TOTAL
	$	$	$
Cost
December 31, 2012	54,797,759	16,808,608	71,606,367
Addition and recapitalized production costs	7,150,285	-	7,150,285
Recapitalized depreciation	309,037	-	309,037
Capitalized commissioning sales	(4,362,911)	-	(4,362,911)
Recapitalized interest on loans	341,108	-	341,108
Currency adjustment	1,162,159	355,406	1,517,565
March 31, 2013	59,397,437	17,164,014	76,561,451

Accumulated amortization
December 31, 2012	-	(1,315,082)	(1,315,082)
Depreciation	-	(311,621)	(311,621)
Currency adjustment	-	(26,872)	(26,872)
March 31, 2013	-	(1,653,575)	(1,653,575)

Net book value
December 31, 2012	54,797,759	15,493,526	70,291,285
March 31, 2013	59,397,437	15,510,439	74,907,876

Mineral Property – Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Copperstone mine is currently in the commissioning stage and all sales and production costs are currently being capitalized to mineral interests.

The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over $551 USD per ounce. The Corporation pays a minimum advance royalty per year of $30,000 USD.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. The Corporation is required to pay to the Mining Contractor $50,000 USD from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone. As 50,000 tonnes from the D-Zone has been mined as of March 31, 2013, the Corporation has completed its commitment under this royalty.

As of March 31, 2013, $1,023,013 has been paid and accrued in relation to the above royalties.

All required property payments were made with respect to the Copperstone project as of March 31, 2013, and all claims are in good standing until August 2013.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2013 and December 31, 2012

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Exploration and Evaluation assets

Gold Bar

As of March 31, 2013 the Corporation has claim to only one exploration property, Gold Bar property located in Eureka, Nevada. The Corporation had written down the carrying value of the Gold Bar property to zero in previous years as no exploration activity has occurred on the properties in recent years.

8.	DERIVATIVE AND GOLD LOAN INSTRUMENTS

	a)	Promissory Note – $6,000,000 USD Facility

On February 14, 2012, the Corporation entered into a promissory note agreement with Resource Income Fund (“RIF”) with Auramet Trading LLC (“Auramet”) acting as the agent. RIF advanced to the Corporation $5,995,200, net of cash financing fees of $334,732 ($5,665,000 United States dollars (“USD”), net of cash financing fees of $335,000 USD). The facility was a forward contract structured to deliver 3,936 ounces of gold or equivalent cash over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. As of March 31, 2013 the facility had been repaid.

The promissory note agreement contains a requirement to grant 4,000 ounces of gold call options to Auramet on behalf of RIF that expire on April 15, 2013 at a strike price of $2,025 USD per ounce. The call options are treated as a current separate derivative liability. On initial recognition, the value of the call options was expensed to financing costs. As at March 31, 2013, the call options had a value of $2,000. Subsequent to March 31, 2013, the call options expired.

For the period ended March 31, 2013, no gain or loss on the derivative was recognized (March 31, 2012 - $185,802).

	b)	Promissory Note – $6,001,000 USD Facility

On June 14, 2012, the Corporation entered into a promissory note agreement with two lenders and was advanced $4,621,627, net of cash financing fees of $26,078 ($4,501,000 USD) for which the Corporation agreed to deliver 3,215 ounces of gold for delivery on June 1, 2015. The Corporation will pay an interest rate of 12% per annum, commencing on July 1, 2012.

On September 14, 2012, the Corporation amended the promissory note agreement with the lenders and included a third party lender to the agreement. The Corporation was advanced an additional $1,426,735 ($1,500,000 USD) by the additional party. The Corporation will pay an interest rate of 12% per annum, commencing on November 1, 2012. The amended promissory note has been restructured to be repaid commencing April 14, 2013 in eight equal principal monthly installments completing on November 14, 2013, through the delivery of 5,001 gold ounces or equivalent cash, at the option of the lender. In connection with the additional advance and the restructuring of the promissory note, the Corporation issued one common share purchase warrant for each $1.00 USD principal amount of the promissory note for a total of 6,001,000 warrants issued. Each warrant entitles the holder to purchase one common share of the Corporation at a price of $0.50 per share, exercisable for the period of two years from closing. The warrants were fair valued using the Black Scholes model and recorded in the other equity reserve account at a value of $248,735. The amendment was determined to be a debt extinguishment and a loss of $437,577 was recognized and include in the fair value change of the instrument in 2012.

For the three months ended March 31, 2013, the Corporation has paid and accrued $174,795 in interest in respect to the promissory note, which has been capitalized to mineral interests.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2013 and December 31, 2012

8.	DERIVATIVE AND GOLD LOAN INSTRUMENTS (continued)

An embedded derivative exists in this contract because the promissory note agreement is denominated in USD. Although the gold price is set in USD, the functional currency of the Corporation is CAD. Accordingly, the foreign exchange effect requires that the promissory note be classified as a current derivative liability as the Corporation will report a variable amount outstanding in CAD. The value of the liability changes with the gold price and the change in exchange rate.

The entire promissory note agreement was designated as a financial liability at fair value through profit and loss. The fair value measurements are categorized as level 2 of the fair value hierarchy.

The changes in fair value of the promissory note resulted in a gain for the period ended March 31, 2013 of $334,746 (March 31, 2012 - $185,802).

	March 31,	December 31,
	2013	2012
	$	$
Call option derivative liability (note 7a)	2,000	2,000
Promissory notes - $6,001,000 USD facility (note 7b)	5,831,727	6,166,473
Total net derivative gold loan liabilities	5,833,727	6,168,473

c)	Finance Costs

	March 31,	March 31,
	2013	2012
	$	$
Financing costs and loss on derivative and change in value of gold loan instruments	(329,841)	493,010
Interest and accretion of asset retirement obligation	6,270	6,322
Other interest expense / (income)	-	3,650
	(323,571)	502,982

9.	SHORT TERM LOAN

	a)	Short term loan – $1,600,000 USD Facility

On November 23, 2012, the Corporation entered into a secured $1,587,200 ($1,600,000 USD) loan at a rate of 24% per annum. Cash financing costs of $8,588 were incurred relating to the transaction. The loan will be repaid in equal monthly installments beginning March 23, 2013 with final payment due on May 23, 2013. As of March 31, 2013, the Corporation has accrued and paid $100,721 in interest in respect to the loan, which has been capitalized to mineral interest. Subsequent to year end, the repayment terms on the loan were extended for repayment to begin on July 23, 2013. All other terms of the loan remain the same.

	b)	Short term loan – $300,000 USD Facility

On December 4, 2012, the Corporation entered into a unsecured $297,330 ($300,000 USD) loan at a rate of 24% per annum. The loan will be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. As of March 31, 2013, the Corporation has accrued and paid $18,887 in interest in respect to the loan, which has been capitalized to mineral interests.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2013 and December 31, 2012

9.	SHORT TERM LOAN (continued)

	c)	Short term loan – $660,000 USD Facility

On January 4, 2013, the Corporation entered into a short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest was due to be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD promissory note was signed with the same terms, with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD will be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity dates to be extended to July 8, 2013 for both notes and the total commitment fee to be increased to $75,000 USD. As of March 31, 2013, the Corporation has accrued and paid $46,705 in interest in respect to the loan, which has been capitalized to mineral interests.

	d)	Short term loan – $1,000,000 USD Facility

The Corporation received $1,000,000 USD in advance for an agreement reached on April 10, 2013. The Corporation entered into a short term agreement with an arm’s length lender for a $1,000,000 USD short term unsecured loan. The loan bears interest at 20% per annum before default and 40% after default. The loan must be repaid by April 30, 2013. As of April 30, 2013 the loan was not repaid and now bears an interest of 40%. In connection with the loan, the Corporation has agreed to issue an aggregate of 1,000,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.12 per share until April 10, 2015. The issue of the warrants is subject to the approval of the TSX and subject to a hold period of four months from the date of issue.

	March 31,	December 31,
	2013	2012
	$	$
Short term loan - $1,600,000 USD (note 9a)	1,587,200	1,587,200
Short term loan - $300,000 USD (note 9b)	297,330	297,330
Short term loan - $660,000 USD (note 9c)	651,618	-
Short term loan - $1,000,000 USD (note 9d)	1,002,910	-
Total short term loans	3,539,058	1,884,530

10.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value.

Issued and outstanding

As at March 31, 2013, the Corporation had 234,396,111 common shares issued and outstanding (December 31, 2012 – 231,887,919). No Class A Preferred Shares have been issued.

During the period ended March 31, 2013, the Corporation issued 2,508,192 shares for gross proceeds of $451,295 relating to the exercise of stock options (December 31, 2012 – 33,338,564 shares for gross proceeds of $6,832,958).

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2013 and December 31, 2012

10.	SHARE CAPITAL (continued)

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. Stock options granted under this plan are subject to vesting terms based on the board of director’s discretion. Currently, all stock options issued and outstanding are vested completely at the date of issue.

As at March 31, 2013, the Corporation has stock options outstanding to acquire an aggregate of 10,160,852 common shares and are held by directors, officers, employees and consultants with a weighted average remaining contractual life of 3.04 years expiring between August 6, 2013 to September 2, 2016.

	Number of	Weighted average
	Options	exercise price
		$
Balance, December 31, 2012	13,069,044	0.39
Exercised	2,508,192	0.18
Cancelled / Expired	400,000	0.53
Balance, March 31, 2013	10,160,852	0.43

The following table summarizes stock options outstanding and exercisable at March 31, 2013:

	Outstanding and Exercisable
		Weighted average
	Amount	remaining life
Exercise price	outstanding	(years)
$0.06 - $0.09	603,556	1.12
$0.37 - $0.39	5,127,296	2.94
$0.53	4,430,000	3.43
	10,160,852	3.04

During the period ended March 31, 2013, under the fair value based method, $nil (March 31, 2012 – $ nil) in compensation expense was recorded for options granted to employees.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2013 and December 31, 2012

10.	SHARE CAPITAL (continued)

Warrants

At March 31, 2013, the Corporation had 31,001,000 outstanding common share purchase warrants.

	Number of	Weighted average
	Warrants	exercise price
		$
Balance, December 31, 2012	31,794,500	0.35
Expired	793,500	0.61
Balance, March 31, 2013	31,001,000	0.34

The following table summarizes the warrants outstanding and exercisable at March 31, 2013:

	Outstanding and Exercisable
		Weighted average
		remaining life
Exercise price	Amount outstanding	(years)
$0.30	25,000,000	0.46
$0.50	6,001,000	1.46
	31,001,000	0.65

11.	RELATED PARTY TRANSACTIONS

The Corporation recovered under cost-sharing arrangements the following expenditures from companies which have certain directors in common:

	Three months ended

	March 31,	March 31,
	2013	2012
	$	$
Management and consulting fees	54,138	52,875
General and administration expenses	(24,840)	887
	29,298	53,762

As of March 31, 2013, a receivable balance of $22,968 (December 31, 2012 - $2,121) remained outstanding from its related parties.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2013 and December 31, 2012

12.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

Capital Risk Management

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion and operational plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short- term business requirements. The Corporation is not subject to externally imposed capital requirements.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

For the three months ended March 31	2013	2012
Non-cash investing and financing activities:
Purchase of mineral properties, plant and equipment included in accounts payable and accrued liabilities	127,122	789,117
Interest capitalized in mineral properties, plant and equipment	341,108	-
Depreciation capitalized in mineral properties, plant and equipment	309,037	161,840

14.	COMMITMENTS AND CONTINGENCIES

The Corporation is committed under lease agreements for the office premises in Reno in the amount of $53,000 USD per year until 2014.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 7.

15.	SUBSEQUENT EVENTS

On April 1, 2013, the Corporation issued amended and restated secured promissory notes for an aggregate of $8.6 million (the "Amended Notes"). The Amended Notes replace both the Corporation's existing US$6,001,000 million gold loan and the additional US$1,600,000 promissory notes issued in November 2012. Those additional notes were not repayable through the delivery of gold, and bore interest at 24% per annum. In addition, the lenders have also advanced to the Corporation an additional US$1,000,000, all of which is reflected through the issue of the Amended Notes. The Amended Notes bear interest at 12% per annum, payable monthly, in arrears commencing May 1, 2013. The principal of the Amended Notes will be repaid in 12 equal installments commencing September 1, 2013 through the delivery of gold ounces at a price of US$1,100 per ounce (instead of $1,200 per ounce prior to the restructuring), or an equivalent amount of cash at the option of the holders of the Amended Notes. The Amended Notes are secured by a charge on the assets of the Corporation.

In connection with the restructuring, the Company has agreed to issue to the lenders an aggregate of 2,600,000 warrants, each warrant exercisable to acquire one common share of the Company at $0.20 per share for a period of two years from closing. The issue of the warrants is subject to the approval of the TSX and will be subject to a hold period of four months from the date of issue.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2013 and December 31, 2012

15.	SUBSEQUENT EVENTS (continued)

On May 13, 2013, the Corporation received an advance of $500,000 with no fixed repayment terms. The funds will be used for working capital.